                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                           For the month of March 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No                  X
                       -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-           .)
                                      -----------

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).







                                       2


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                                    SIGNATURE
                                    ---------

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCOLOMBIA S.A.
                                      (Registrant)




Date: March 30, 2005                By      /s/  JAIME ALBERTO VELASQUEZ B.
                                         --------------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title: Vice President of Finance


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

[LOGO Bancolombia]

Medellin, March 28, 2005.

                        PARTIAL AMENDMENT TO THE BY-LAWS
                                BANCOLOMBIA S.A.

In its meeting today, The General Meeting of Shareholders of Bancolombia,

                                   Witnessing

   1. Whereas in May 2004 the Board of Directors of the Bank, in order to continue with the process of enhancing the standards of Corporate Governance, and in furtherance of Resolution 275 of 2001 issued by the Superintendency of Securities, adopted a new Corporate Governance Code, which incorporates the policies and practices of Corporate Governance adopted by the Bank based on recent national, regional and international developments on the matter.

   2. Whereas it is convenient to conform the Entity's corporate bylaws to the policies on Corporate Governance adopted by the Bank.

   3. Whereas it is further necessary to modernize some provisions in the bylaws to conform the same to the regulations in force and to the current doctrinal interpretations.

                                    RESOLVES

To partially modify the corporate bylaws of BANCOLOMBIA, as follows:

Article 1 is hereby modified to read as follows:

"ARTICLE 1. Name - Nature - Nationality: Bancolombia S.A. is a corporation, of Colombian nationality, incorporated through public deed No. 388 of January 24, 1945, granted before the First Notary of Medellin. It may also do business under the corporate name Banco de Colombia S.A., and may designate its commercial establishments, products and services, under the trade name of Bancolombia."

Current articles 2 and 3 are combined into one single article and are modified, eliminating the authorization of the Banking Superintendency when referring to change of domicile, to read as follows:

"ARTICLE 2. Domicile: The main domicile of the Bank is the city of Medellin, capital city of the Province of Antioquia, Republic of Colombia, where its main corporate business and premises are also located.

The domicile may not be changed without prior resolution from the General Meeting of Shareholders."

Consequently, the remaining articles of the Bylaws are re-numbered.

The final paragraph of current article 8 is moved to article 9, and following their re-numbering, shall read as follows:

"ARTICLE 7. Subscribed and Paid-in Capital: The subscribed and paid-in capital of Bancolombia S.A. shall be established and set in accordance with the Law, these bylaws, and any particular provisions contained in the regulations governing financial institutions. "

"ARTICLE 8. Variations to Capital Stock: The authorized capital stock may be modified only by the General Meeting of Shareholders in compliance with the requirements of the Law, in accordance with the relevant amendment to the Bylaws, legally approved and formalized. Any modification to the subscribed and paid-in capital stock shall be certified by the External Auditor in accordance with the legal provisions and shall be filed with the mercantile public record."

Privileged shares are included as a class of shares that the company is entitled to issue, and therefore, article 10 re-numbered as article 9 shall read as follows:

"ARTICLE 9. Share Classes: The company's shares are certificated and of capital stock and these may be: a) common, b) privileged, and c) with preferred dividend and no voting rights. To the extent that it is not contrary to their nature, privileged shares shall be subject to the provisions in these Bylaws that are applicable to common shares.

Shares may circulate in either certificated or uncertificated form, according to the decision by the Board of Directors incorporated in the relevant prospect regulation . As to uncertificated shares, their transferability shall be subject to the rules governing operations through the Central Securities Deposit (Deposito Central de Valores).

Pursuant to article 6 of the Bylaws, all shares issued shall have the same nominal value."

The prohibition of issuing shares with preferred dividend and no voting rights when privileged shares have been issued is eliminated, and therefore the final paragraph of article 11 re-numbered as article 10 is hereby deleted and shall read as follows:

"ARTICLE 10. Limits on the issuance of shares with preferred dividend and no voting rights. In the terms of Law, shares with preferred dividend and no voting rights, may not represent more than fifty percent (50%) of the subscribed capital."

Letter a of article 15 re-numbered as article 14, is hereby amended to indicate that any recovered certificate shall be voided and, therefore, shall read as follows:

"ARTICLE 14.  Duplicates:  (...)

a. Issuance of duplicates in the event of theft or loss of any certificates shall be authorized by the Board of Directors. In the event of theft, the event shall be proven to the Board of Directors and, in any event, production of an authentic copy of the relevant crime report shall be required. In the event of loss, the guarantee required by the Board of Directors must be granted; should the lost certificate be found, its owner must return the same to the Bank, for the its cancellation."

Article 16 re-numbered as article 15 is hereby amended, to provide that in the event of disposition of shares other than through a sale thereof, the documentation required under the applicable regulations shall be required. The article shall read as follows:

"ARTICLE 15. Transfer of shares: Shares are transferable in accordance with the Law, except in the cases legally exempted.

In the case of sale, entry on the Share Record Book shall be pursuant to a written order from the transferor, whether in the form of endorsement on the relevant certificate or through a "letter of transfer" signed by him. The transferor must indicate in the endorsement or letter, the name of the transferee, his domicile, nationality and identification. In any forced sales and in the event of judicial awards or corporate liquidations, the entry shall be through exhibition of the original or true copies of the documents containing the instruction or communication from the party legally bound to do so. In the remaining cases the transferor must produce the documents required under the regulations in force.

For the purposes of registration and issuance of the certificate to the transferee, the Bank must previously cancel the certificates issued to the transferor or former owner.

Should the shares circulate on an uncertificated basis, transfer thereof shall be formalized through an account entry by the Central Securities Deposit."

The paragraph below is added to article 25 re-numbered as article 24, applicable to theissuance of privileged shares:

"ARTICLE 24. Shares Issuance and Regulation: (...) Issuance of privileged shares shall be approved by the General Meeting of Shareholders, which shall determine the nature and extent of any privileges, subject to the Bylaws and the legal provisions; and shall further regulate the placement thereof. Likewise, the diminution or suppression of privileges will be determined by the General Meeting of Shareholders. "

The paragraph below is added to article 26 re-numbered as article 25, applicable to preemptive rights in the issuance of privileged shares:

"ARTICLE 25: Preemptive rights: (...) Likewise, when approving the issuance of privileged shares, applicable regulations shall govern. "

The heading of chapter V is hereby amended to differentiate it from the legal representation of the company. The heading shall read as follows:

"CHAPTER V
SHAREHOLDERS' REPRESENTATION"

Current article 37 is divided in two articles, 36 and 37, one, regarding direction and management bodies and, another, regarding duties of the administrators. The new article 37 lists the duties, adding those concerning financial regulations, risks management, internal codes and the bank's bylaws.
Article 36 shall read as follows:

"ARTICLE 36: Direction and Management Bodies:

For the purposes of its direction and management, the company has the following bodies:

1.   General Meeting of Shareholders
2.   Board of Directors
3.   Presidency

Each such body shall have the functions and attributes provided in these bylaws, pursuant to the special provisions herein contained and the legal provisions."

The preamble of article 37, and numbers 7, 8 and 9 (8 and 9 being new) shall read as follows:

"ARTICLE 37: Duties of the Administrators:

The Bank's administrators must act in good faith, loyally and diligently, as a good businessman. They shall act in the company's best interest, taking into account shareholders' interests.

In performing their duties, the administrators must: (...)

7. Refrain from participating, by themselves or through third parties in either their personal interest or in the interest of third parties, in any activities entailing competition with the company or in any acts that might involve conflicts of interest, except with the express authorization from the General Meeting of Shareholders.

In the latter event, the administrator shall furnish to the General Meeting of Shareholders all information relevant for making that decision. The decision shall be made excluding the administrator's vote, if he or she is a shareholder. In any event, the authorization from the General Meeting of Shareholders may only be granted when the act does not prejudice the company's interests.

8. Comply with all and any rules of conduct and obligations imposed by law upon the administrators of financial institutions, particularly those concerning bank management risks, under the principle of servicing the public interest.

9. In general, comply with all and any provisions provided in law and in the bylaws, and those contained in the Bank's Code of Ethics and Corporate Governance Code."

The paragraph of article 41 is hereby modified to change the word balance-sheets for financial statements. The article shall read as follows:

"ARTICLE 41: Ordinary Meeting:

PARAGRAPH: The shareholders may examine the financial statements, accounting books, vouchers, the report from the administrators supporting the increase to the authorized capital stock or the decrease of the subscribed capital stock, as the case may be, and every other documents pertaining to the company, within the deadline and subject to the formalities provided by Law."

The final paragraph of article 44 is moved to be a paragraph of article 43. Both provisions shall read as follows:

"ARTICLE 43: Place of meetings: Except in the case of representation of all subscribed shares, General Meetings of Shareholders shall take place at the Bank's main domicile, on the day, time and place set out in the notice of meeting.

PARAGRAPH. Likewise, action of shareholders without a meeting may take place in the terms authorized by law."

"ARTICLE 44: Meetings without notice: The General Meeting of Shareholders may validly meet, deliberate and decide in any place, without need of prior notice, if all subscribed shares are duly represented."

The first paragraph of article 45 is hereby clarified, to read as follows:

"ARTICLE 45: Deliberation Quorum: There shall be quorum to deliberate with the presence of shareholders representing, at least, one half plus one of the shares entitled to vote at the relevant meeting, whether ordinary or special."

The numbers of article 46 are hereby re-arranged; number 3 is amended by changing the word balance-sheets for financial statements and is now number 7; and a new function for the General Meeting of Shareholders is hereby included as number 4 regarding issuance of privileged shares . The said numbers shall read as follows:

"ARTICLE 46: Functions of the General Meeting of Shareholders: The General Meeting of Shareholders shall exercise the functions listed below, in accordance with the Law: (...)

4. Issuing privileged shares, regulating their placement, determining the nature and scope of privileges, diminishing or suppressing them, subject to the bylaws and the legal provisions. (...)

7. Examining, approving, disapproving, modifying and concluding the year-end financial statements and accounts to be rendered at the end of fiscal year by the Board of Directors and the President, or when required by the General Meeting of Shareholders."

The preamble of article 47 is hereby clarified to shall read as follows:

"ARTICLE 47: Decision Majorities: Generally, all resolutions by the General Meeting of Shareholders shall be adopted with the affirmative vote of the majority of shares represented at the meeting, taking into account that every share shall give right to one vote. The following decisions are exempted from the above rule: (...)"

The final part of number 3 of article 48 is hereby deleted and number 4 is added, while the following articles are renumbered. The cited numbers shall read as follows:

"ARTICLE 48:  Elections and voting:  (...)

3. Election of the External Auditor and his alternate shall be through the absolute majority of shares represented, and may be simultaneous with the designation of the members of the Board of Directors.

4. For the election of the members of the Board of Directors, the General Meeting of Shareholders shall take account of the criteria on selection and incompatibilities set forth in the Bank's Corporate Governance Code, which criteria shall be disclosed to each candidate, prior to the voting. (...)"

The final paragraph of article 51 on the duty of informing the preferred shareholders as to their voting rights, as the case may be, is added. The paragraph shall read as follows:

"ARTICLE 51: Participation by shareholders entitled to preferred dividend and no voting rights: (...) In such cases, the Bank shall timely inform the shareholders entitled to preferred dividend as to their voting rights, so that they may exercise them, either directly or by proxy. In such cases, the shares entitled to preferred dividend will have voting rights under the same conditions as common shares."

A final paragraph is added to article 52, which shall read as follows:

"ARTICLE 52: Composition: The Board of Directors shall be made-up of five principal directors, designated first, second, third, fourth and fifth, as per their order of election. An alternate shall be elected for each principal director.

According to law, the Board of Directors may not be conformed by a number of principal or alternate members who are employed by the Bank and who represent the majority required to adopt any decision."

The final part of article 58 is hereby deleted, as the same is not applicable to the Bank. The article shall read as follows:

"ARTICLE 58: Board Members: Following qualification, the directors elected by the General Meeting of Shareholders, shall hold a meeting to elect a President and one Vice-President, which positions may rotate among the member of the Board of Directors, in the manner determined by the Board of Directors."

Number 3 of article 63 is hereby amended to provide that the Board of Director's resolutions are made through the affirmative vote of the majority of the attending members. Numbers 7 and 8 on application of the Corporate Governance Code and handling of conflicts of interests affecting the directors are hereby added. Such numbers shall read as follows:

"ARTICLE 63:  Functioning of the Board of Directors.  (...)

3. All decisions shall be made with the affirmative vote of the majority of members present at the meeting, except when the Law requires a higher number of votes. (...)

7. In fulfilling their functions, the directors must abide to the principles set forth in the Corporate Governance Code approved by the Board of Directors.

8. Should a director find that exercise of his or her duties may entail a conflict of interest, he or she shall promptly inform the remaining members of the Board of Directors and, in any event, shall refrain from participating in the discussion and decision of the matter giving rise to the conflict of interest. In the event that the majority of Directors is in a situation that may potentially give rise to a conflict of interest, such body must refrain from transacting the business or entering into the contract that gives rise to such situation, except with the express authorization from the General Meeting of Shareholders, in accordance with the Law. "

The numbers of article 64 are re-arranged; numbers 1, 5, 7, 20 through 23 and 25 through 27, are amended to conform the same to the Corporate Governance Code of Proper Governance; number 10 concerning notice of the Meeting of Shareholders as per request of the shareholders is amended; and numbers 11 and 12 are expanded. The above-mentioned numbers shall read as follows:

"ARTICLE 64:  Functions of the Board of Directors:

1. Define the Bank's general policies and strategic objectives. (...)

5. Designate the Bank's President and his alternate, the Vice-Presidents, the Regional Managers, the Internal Auditor, and other executive officers directly subordinated to the President, and fix their remuneration and functions, and freely remove them, as well as oversee the plan to replace such administrators. (...)

7. Designate the remaining legal representatives of the Bank. (...)

10. Fix the date to hold the General Meeting of Shareholders, within the period provided in these bylaws, and call extraordinary meetings thereof when the Company's unforeseen or urgent needs so require, or upon request of a number of shareholders representing no less than twenty percent (20%) of the subscribed shares. In the latter case, the President shall submit the request to the Board of Directors at its next meeting, and the notice of meeting shall be given on the date determined by the Board of Directors.

11. Authorize the year-end financial statements, the management's report and the project on profits distribution or cancellation of losses, to be submitted to the General Meeting of Shareholders in its ordinary meetings.

12. Submit, together with the Bank's President, to the ordinary General Meeting of Shareholders for approval or disapproval, the General Balance-Sheet as of December 31, of the immediately preceding year, accompanied by full details concerning loss and profits and the remaining Financial Statements of general purpose, the project for profits distribution, the written report from the President regarding his management, and the Board of Director's report on the Bank's economic and financial condition together with pertinent accounting and statistical data and any other special data required by Law. For the latter purpose, the Board of Directors may accept the President's report or file a different or supplemental one. (...)

20. Supervise the adequate structure and effectiveness of the Bank's control, risk follow-up and legal compliance systems, and submit to the General Meeting of Shareholders any required reports on the matter.

21. Designate the members of the Bank's Audit Committee that will support the Board of Directors in supervising the effectiveness of the internal control system.

22. Approve the Bank's Code of Ethics containing a listing of principles and standards of conduct guiding the directors', employees', officers' and agents' attitude and behavior, regulating, among other aspects, the mechanisms to prevent conflicts of interest and use of confidential information.

23. Adopt, through approval of the Corporate Governance Code, any necessary measures in connection to the Bank's governance, its conduct and the information it discloses, to assure full respect of shareholders and investors' rights, the adequate management of its affairs and public disclosure of its performance and assure its compliance. (...)

25. By approving the Corporate Governance Code, regulate the procedure allowing investors to retain, at their expense and under their own responsibility, conduction of special audits on the company, regarding specific and determined matters.

26. By approving the Corporate Governance Code, define any programs for information to investors, the mechanisms for adequate attention to of their interests and the system for receipt of claims from investors in connection with the enforcement of the rules contained in the Corporate Governance Code.

27. Evaluate its own management and the management of the Bank's President.
(...)"

The first paragraph of article 68 concerning replacement of the Bank's President is amended. The paragraph shall read as follows:

"ARTICLE 68: Replacement of the President: Upon temporary or accidental absence, the Bank's President shall be replaced by his alternate, if the Board of Directors so designates. In the absence of an alternate, any Vice-President as determined by the Board of Directors shall replace him. (...)"

Number 14 is deleted and the numbers in article 70 (former article 71) are re-arranged, while number 3 is added to conform it to the Corporate Governance Code, and number 4 is included to allow delegation. The above cited numbers shall read as follows:

"ARTICLE 70:  Functions of the President:  (...)

3. Designate, remove and accept any resignations from the Bank's employees, as well as fix their salaries and compensation, subject to number 3 of article 64, except those whose designation and removal correspond to the General Meeting of Shareholders, to the Board of Directors or to the External Auditor. All of the foregoing may be done directly or through his delegates. The President shall be responsible for evaluating the performance of executives that are his direct subordinates.

4. Decide as to the absences, excuses and leaves of the Bank's employees, whether directly or though his delegates. "

A new chapter is included concerning legal representation of the Bank's, which replaces current article 70, re-numbered as article 71 and amended. Competence of the Zone and Regional Managers is clarified, and the Branch managers' competence is limited according to the amounts involved. The article shall read as follows:

                                   "CHAPTER XI

                        LEGAL REPRESENTATIVES OF THE BANK

ARTICLE 71: Legal Representation: As to matters concerning the Company, the Bank's judicial and extra judicial legal representation, shall be carried on by the President and the Vice-Presidents, who may act jointly or separately. Such representatives are empowered to enter or perform, without limitations other than those set forth in these bylaws in referring to transactions requiring the prior authorization from the Board of Directors or from the General Meeting of Shareholders, every act or contract included under the corporate purpose or of preparatory, ancillary or supplemental nature for achievement of the purposes pursued by the Bank and those directly related to its existence and functioning. Particularly, they may settle, conciliate, arbitrate or negotiate the corporate undertakings, enter into agreements, contracts, arrangements and the like; institute or join any judicial actions, whether administrative or adjudicatory where the Bank might hold an interest or where its intervention might be required, and file any petitions as applicable in accordance with Law; withdraw any actions or recourses filed; novate any obligations or loans; give or take properties in payment; hire judicial or extra-judicial attorneys; delegate powers, revoke mandates and substitutions and perform every other act securing compliance of the Bank's corporate purpose. In the event of absolute or temporary absence of the President and the Vice-Presidents, the Board of Directors members shall carry on the Bank's legal representation, in the order of their designation.

FIRST PARAGRAPH: Within the relevant regions and zones, and for all transactions entered in connection therewith, the Bank's legal representation shall also be carried on by the Regional and Zone Managers, with respect to the Zone or Region they manage. Additionally, the branch Managers in connection to matters relating the relevant office, in conformity with Article 80 of the corporate bylaws, provided it refers to acts or contracts which amount does not exceed the equivalent of 500 minimum monthly salaries then in force.


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

SECOND PARAGRAPH: The directors of BANCOLOMBIA's legal divisions shall carry legal representation in all matters of legal nature to be attended to by the Bank and, particularly, those processed before the administrative and judicial authorities."

Accordingly, the chapters thereafter are hereby renumbered.

Article 73 is amended and its numbers are re-arranged to include a new number 6, to read as follows:

"ARTICLE 73: Functions of the Secretary: (...)

6. In his capacity as Vice-President, exercise the Bank's legal representation. (...) "

Second paragraph of article 74 relating to the External Auditor is amended to provide that the evaluation for the election shall be made by the Bank's Audit Committee. The paragraph shall read as follows:

"ARTICLE 74: Designation and Office-Taking: (...) Election of the external auditor shall be on the basis of an objective and public evaluation carried by the Bank's Audit Committee, on fully transparent basis."

The final paragraph of article 80 on Branches and Agencies is added in conformity with the limitation on competence of Branch Managers, as per the amount involved. The paragraph shall read as follows:

"ARTICLE 80: Functioning: (...) The Branch Managers shall carry the Bank's legal representation, in connection with matters relating the relevant office and up to the amount set forth in these bylaws."

Article 82 is updated to read as follows:

"ARTICLE 82: Intermediate Financial Statements: The Bank's intermediate financial statements shall be prepared on the last day of each month, and shall be submitted to the Banking Superintendency."

The word balance-sheets is changed for financial statements in both the heading and the final paragraph of article 83, which shall read as follows:

"ARTICLE 83: Financial Statements: (...) Financial Statements shall be published in the manner provided by the relevant regulations."

The final paragraph of article 84 is deleted and, therefore, the article shall read as follows:

"ARTICLE 84: Legal Reserve: The Bank has established a legal reserve. Such reserve must amount to at least fifty percent (50%) of the subscribed capital, for which purpose ten percent (10%) of each year's profits shall be taken. Once the said limit has been reached, a lesser percentage or no amount may be set aside for said reserve. However, should the reserve fall below fifty percent (50%) of the subscribed capital, it shall be necessary to reach the limit in the manner stated above.

Reduction of the reserve below the minimum limit shall be allowed for the purpose of covering any losses in excess of non-distributed profits."


                                       12